AceHedge LLC
Statement of Changes in Members' Equity
From August 22, 2023 (Inception) to December 31, 2023
(Unaudited)

	Common Units		Members' Contributions	Accumulated Deficit	Total Members' Equity
	Units	Amount			
Balance, August 22, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Units	15,000,000	-	-	-	-
Net loss	-	-	-	(1,110,000)	(1,110,000)
Balance, December 31, 2023	15,000,000	$ -	$ -	$ (1,110,000)	$ (1,110,000)